AuRico Gold Reports Fatalities at El Chanate Mine

Toronto: November 14, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) regrets to report the fatal injury of two contractors at its El Chanate mine, located 37 kilometres northeast of Caborca in Sonora State, Mexico. The accident occurred in the afternoon of November 13, 2012 when a pressure vessel in one of the three separate ADR processing plants ruptured.

“The occurrence of this incident is incredibly distressing as the safety of our employees and contractors is the Company’s highest priority and this incident is a tragic shock to everyone,” said Scott Perry, President & Chief Executive Officer. “On behalf of all of us at AuRico, I want to extend our deepest condolences to those impacted, particularly the family, friends and colleagues of those involved in this incident. More than ever, our number one focus must remain on ensuring all of our employees and contractors return home safely, each and every day.”

The matter is currently being investigated by the Company and the relevant authorities have been notified. The Company will be facilitating site wide safety reviews and repairs for this portion of the processing facility. It is anticipated that gold production for the balance of 2012 will be somewhat impacted and as a result, the Company is revising its full year gold production guidance to 70,000 to 75,000 oz Au for the El Chanate mine.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; the ability to complete the sale of the Ocampo mine; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; risks arising from holding derivative  instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this second quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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